UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-13079

RYMAN HOSPITALITY PROPERTIES, INC. 401(k) SAVINGS PLAN

(Full title of plan)

Ryman Hospitality Properties, Inc.

One Gaylord Drive

Nashville, Tennessee 37214

(Name of issuer of securities held pursuant to the plan and address of principal executive office)

Report of Independent Registered Public Accounting Firm

To the Participants and Benefits Trust Committee of the

Ryman Hospitality Properties, Inc. 401(k) Savings Plan

Nashville, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Ryman Hospitality Properties, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the schedule of assets (held at end of year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ LBMC, PC

We have served as the Plan’s auditor since 2008

Brentwood, Tennessee

June 28, 2023

RYMAN HOSPITALITY PROPERTIES, INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	December 31,	December 31,
	2022	2021

ASSETS:

Investments, at fair value:
Mutual funds	$68,062	$83,831
Company stock fund	4,415	4,973
Common collective trust	6,558	6,071

Total investments	79,035	94,875

Notes receivable from participants	263	266

Net assets available for benefits	$79,298	$95,141

See accompanying notes to financial statements.

RYMAN HOSPITALITY PROPERTIES, INC.
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

Year Ended
December 31,
2022

Additions (reductions):
Investment income (loss):
Net depreciation in fair value of investments	$(17,937)
Dividend and interest income	3,032
Total investment loss	(14,905)

Contributions:
Participant	2,295
Rollovers	1,751
Employer	1,228
Total contributions	5,274

Interest income on notes receivable from participants	14

Total net reductions	(9,617)

Deductions:
Benefits paid to participants	6,171
Administrative expenses	55
Total deductions	6,226

Net decrease in net assets available for benefits	(15,843)

Net assets available for benefits, beginning of year	95,141

Net assets available for benefits, end of year	$79,298

See accompanying notes to financial statements.

RYMAN HOSPITALITY PROPERTIES, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION:

The following description of the Ryman Hospitality Properties, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.

General

Ryman Hospitality Properties, Inc. (the “Company” or “Employer”) established the Plan, originally effective on October 1, 1980. The Plan is a profit sharing plan with a cash or deferral arrangement available to qualifying employees of the Company. The Plan is intended to conform to and qualify under Sections 401 and 501 of the Internal Revenue Code of 1986, as amended (“IRC”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration

The Benefits Trust Committee of the Plan is responsible for the administration and operation of the Plan. Lincoln Financial Group (the “Recordkeeper”) has been retained to provide recordkeeping services for the Plan. Lincoln Financial Group Trust Company, Inc. (the “Trustee”) is responsible for the custody and management of the Plan’s assets.

Eligibility

An employee is eligible to participate in the Plan the first day of the payroll period on or after the day such employee has completed three months of eligible service, as defined in the Plan document, and attained the age of twenty-one. Classes of employees excluded from participation in the Plan include: (1) certain employees covered by collective bargaining agreements, unless the agreement provides for plan participation, (2) casual employees, (3) leased employees, (4) non-resident, non-United States citizens other than employees on a VISA which requires benefit coverage to be offered, such as H1B, H1B1, or Trade NAFTA, and employees who have an employment authorization card, such as a “green card”, and (5) individuals classified as independent contractors.

Contributions

Participants may contribute up to 40% of their annual compensation, subject to certain IRC limitations, with the contributions and earnings thereon being nontaxable until withdrawn from the Plan. The Plan offers a Roth option, wherein participant contributions are taxable; however, earnings are generally nontaxable upon withdrawal. The Company makes matching contributions under the Plan equal to 100% of each participant’s contributions which do not exceed 4% of the participant’s compensation.

The Company may also make a discretionary, non-elective profit sharing contribution to the Plan; however, an annual contribution is not required. The non-elective contribution is available to all participants employed on the last day of the Plan year. No discretionary non-elective profit sharing contributions were made in 2022.

Participants direct the investment of their contributions and all Employer contributions into various investment options offered by the Plan. At December 31, 2022, the Plan offered a Company common stock fund, one common collective trust and twenty-six mutual funds as investment options for participants.

Participant Accounts

Each participant’s account is credited (charged) with the participant’s and the Company’s contributions and an allocation of net investment earnings (losses) and administrative expenses. Allocations of contributions are based on participant compensation, and allocations of net investment earnings (losses) are based on account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Participants are immediately vested in their voluntary contributions and any earnings or losses thereon. All participants are 100% vested in all employer matching and profit sharing contributions.

Payment of Benefits

Upon termination of service due to death, disability, retirement or separation, a participant receives his or her vested account balance in a lump-sum distribution or direct rollover into another qualified plan, individual retirement account, or other eligible employer plan. If the value of the vested account is greater than $5,000, the participant may elect to defer payment to a later date, but not beyond the participant’s Required Beginning Date, as defined by the IRC. If the value of the vested account is not in excess of $5,000, the vested account will be payable in a single sum payment of the entire amount of the vested account. The Plan administrator may, in accordance with a policy that does not discriminate among participants, establish periodic times when the Plan administrator will direct the distribution of such amounts without the request or approval of the participant. In the event such distribution is greater than $1,000 (and not in excess of $5,000), if the participant does not elect to have the distribution paid directly to an eligible retirement plan specified by the participant in a direct rollover or to receive the distribution directly, then the Plan administrator will pay the distribution in a direct rollover to an individual retirement plan designated by the Plan administrator.

In the event of financial hardship, as defined in the Plan document, or where a participant has attained the age of 59 1/2, a participant may elect, while still in the employment of the Company, to withdraw all or part of his or her vested balance (subject to limitations contained in the Plan). Cases of financial hardship are reviewed and approved by the Recordkeeper in accordance with the applicable provisions of the IRC. A participant may elect at any time to withdraw amounts that were contributed to the Plan as a rollover contribution, subject to certain limitations in the Plan document.

Notes Receivable from Participants

Each participant may borrow up to a maximum amount equal to the lesser of $50,000, reduced by the amount, if any, of the highest balance of all outstanding loans to the participant during the one-year period ending on the day prior to the day on which the loan in question is made, or 50% of his or her vested account balance. The minimum loan amount is $1,000. The loans are secured by the balances in the participants’ accounts and generally bear interest at the prime rate quoted in the Wall Street Journal on the first day of the month in which the loan is made, plus 2%. The interest rates were between 4.25% and 8.25% on all outstanding loans at December 31, 2022. The loans are repaid ratably through payroll deductions over a period of five years or less for a general-purpose loan or over a period of ten years or less for a primary residence loan.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of the Company’s common stock allocated to his or her account and is notified by the transfer agent, Computershare, prior to the time such rights are to be exercised.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of the IRC and ERISA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 820, “Fair Value Measurement” (“ASC 820”). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Benefit Trust Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and Trustee. These investment values are discussed more fully in Note 3. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the plan document. An allowance for credit losses was not considered necessary as of December 31, 2022 or 2021.

Administrative Expenses

Substantially all administrative expenses of the Plan are paid directly by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable are charged directly to the participants’ accounts and are included in administrative expenses. Investment-related expenses are included in the net depreciation of fair value of investments.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3. FAIR VALUE MEASUREMENTS:

The Plan uses a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring the Plan to develop its own assumptions. The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2022 and 2021:

●	Mutual funds – valued at the net asset value (fair value) per unit (share) of the funds or the portfolio based upon quoted market prices in an active market.
●	Company stock fund – consists of Company common stock that is valued at quoted market prices and an immaterial amount of cash equivalents held for operational purposes, both of which approximate fair value. The Company common stock is valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present, by level within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2022 and 2021 (in thousands):

	December 31, 2022
	Level 1	Level 2	Level 3	Total

Mutual funds	$68,062	$—	$—	$68,062
Company stock fund	4,415	—	—	4,415
Total assets in the fair value hierarchy	72,477	—	—	72,477
Investments measured at net asset value (a)	—	—	—	6,558
Investments at fair value	$72,477	$—	$—	$79,035

	December 31, 2021
	Level 1	Level 2	Level 3	Total

Mutual funds	$83,831	$—	$—	$83,831
Company stock fund	4,973	—	—	4,973
Total assets in the fair value hierarchy	88,804	—	—	88,804
Investments measured at net asset value (a)	—	—	—	6,071
Investments at fair value	$88,804	$—	$—	$94,875

(a)	The common collective trust is measured at net asset value as a practical expedient to estimate fair value and, therefore, has not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

4. COMMON COLLECTIVE TRUST:

The Plan’s investment in the Morley Stable Value Fund, a common collective trust, is made up of investment contracts. The net asset value of the investment contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The Plan presents the common collective trust at net asset value, which is considered a practical expedient to estimate fair value, in the statements of net assets available for benefits and as shown in the following table as of December 31, 2022 and 2021, respectively (in thousands):

December 31,	2022	2021

Fair value	$6,558	$6,071
Unfunded commitments	n/a	n/a

Qualifying withdrawals from the Morley Stable Value Fund for benefit payments and participant-directed transfers to non-competing investment options are generally made without restriction, typically within one to three business days. Participant-directed transfers to competing investment options must be held in a non-competing investment option for a minimum of 90 days before a transfer to a competing option may occur. Competing investment options include: stable value funds, money market funds, other fixed-income investment options with a duration of less than three years, and balanced funds, target risk funds or other investment options of which the majority of assets are invested in competing investment options. Plan Sponsor-directed withdrawals or liquidations are subject to a twelve-month advance written notice requirement, though the Morley Stable Value Fund may waive this requirement at its discretion.

5. INCOME TAX STATUS:

The Plan obtained a favorable determination letter on January 11, 2016, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was qualified and the trust established under the Plan was tax-exempt under Sections 401 and 501 of the IRC. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. RELATED PARTY TRANSACTIONS:

All plan expenses were paid to parties-in-interest. In addition, the Plan invests in the common stock of the Company. At December 31, 2022 and 2021, the Plan held 52,888 and 53,275 shares of common stock of the Company, respectively, which represented less than 1% of the outstanding shares of the Company at those dates. Additionally, the Plan holds notes receivable in the form of participant loans which qualify as party-in-interest transactions.

During 2022, purchases and sales of the Company’s common stock by the Plan were $1.9 million and $2.1 million, respectively.

7. SUBSEQUENT EVENTS:

As of January 1, 2023, the name of the Plan was changed to the Ryman Hospitality Properties 401(k) Savings Plan and the name of the Plan Sponsor was changed to Ryman Corporate Properties, LLC.

The Company has evaluated all other events or transactions that occurred after December 31, 2022 through the date of the issued financial statements.

RYMAN HOSPITALITY PROPERTIES, INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

				EIN: 73-0664379
December 31, 2022				Plan Number: 002
		(c)
		Description of Investment,
	(b)	including Maturity Date,		(e)
	Identity of Issuer,	Rate of Interest, Collateral,	(d)	Current
(a)	Borrower or Similar Party	Par or Maturity Value	Cost	Value

*	Ryman Hospitality Properties, Inc.	Common Stock Fund	**	$4,415,091
	Morley Stable Value Fund	Common Collective Trust	**	6,557,927
	American Funds EuroPacific Growth Fund Class R-4	Mutual Fund	**	2,151,354
	American Funds Growth Fund of America – Class A	Mutual Fund	**	3,935,756
	Baron Growth Institutional Fund	Mutual Fund	**	3,155,058
	Dodge & Cox International Stock Fund – Class I	Mutual Fund	**	2,264,667
	Dodge & Cox Stock Fund – Class I	Mutual Fund	**	3,334,731
	Fidelity 500 Index Fund	Mutual Fund	**	17,153,937
	Fidelity Freedom Index 2020 Fund Institutional Premium Class	Mutual Fund	**	1,601,246
	Fidelity Freedom Index 2025 Fund Institutional Premium Class	Mutual Fund	**	3,796,071
	Fidelity Freedom Index 2030 Fund Institutional Premium Class	Mutual Fund	**	3,284,493
	Fidelity Freedom Index 2035 Fund Institutional Premium Class	Mutual Fund	**	2,325,233
	Fidelity Freedom Index 2040 Fund Institutional Premium Class	Mutual Fund	**	3,719,635
	Fidelity Freedom Index 2045 Fund Institutional Premium Class	Mutual Fund	**	1,613,824
	Fidelity Freedom Index 2050 Fund Institutional Premium Class	Mutual Fund	**	1,745,114
	Fidelity Freedom Index 2055 Fund Institutional Premium Class	Mutual Fund	**	1,041,314
	Fidelity Freedom Index 2060 Fund Institutional Premium Class	Mutual Fund	**	702,158
	Fidelity Freedom Index 2065 Fund Institutional Premium Class	Mutual Fund	**	197,624
	Fidelity Freedom Index Income Fund Institutional Premium Class	Mutual Fund	**	1,210,267
	Fidelity Mid Cap Index Fund	Mutual Fund	**	774,599
	Fidelity Small Cap Index Fund	Mutual Fund	**	505,714
	Fidelity Total International Index Fund	Mutual Fund	**	423,220
	Fidelity U.S. Bond Index Fund	Mutual Fund	**	462,743
	Nationwide Geneva Mid Cap Growth Fund Class R6	Mutual Fund	**	3,927,499
	PIMCO Income Institutional Class	Mutual Fund	**	562,513
	PIMCO Total Return Fund Institutional Class	Mutual Fund	**	4,773,632
	Royce Opportunity Fund Investment Class	Mutual Fund	**	2,189,000
	Virtus NFJ Mid-Cap Value Fund Institutional Class	Mutual Fund	**	1,210,581
*	Participant Loans	Terms of up to 10 years,
		interest rate of 4.25%-8.25%	—	263,001
				$79,298,002

*	A party-in-interest as defined by ERISA
**	Not required for participant directed investments

See accompanying report of independent registered public accounting firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the Ryman Hospitality Properties, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RYMAN HOSPITALITY PROPERTIES, INC.
401(k) SAVINGS PLAN

	By:	Benefits Trust Committee for the
Ryman Hospitality Properties, Inc.
401(k) Savings Plan

Date: June 28, 2023	By:	/s/ Cheryl Brand
Cheryl Brand
Chairman, Benefits Trust Committee
for the Ryman Hospitality Properties, Inc.
401(k) Savings Plan

The following is a complete list of Exhibits filed or incorporated by reference as part of this annual report:

EXHIBITS

EX-23.1 Consent of LBMC, PC